UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G /A2

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Global Indemnity plc .
(Name of Issuer)

Class A Ordinary Shares, $0.0001 Par Value
(Title of Class of Securities)

G39319101
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G39319101

1.	Names of Reporting Persons. Essex Equity Joint Investment Vehicle, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
		5.	Sole Voting Power 0
Number of Shares Beneficially		6.	Shared Voting Power 1,855,201
Owned by Each Reporting Person With:		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 1,855,201
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,855,201
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 11.04%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G39319101

1.	Names of Reporting Persons. Essex Equity Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
		5.	Sole Voting Power 0
Number of Shares Beneficially		6.	Shared Voting Power 1,855,201
Owned by Each Reporting Person With:		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 1,855,201
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,855,201
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 11.04%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G39319101

1.	Names of Reporting Persons. Basil Maher
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
		5.	Sole Voting Power 0
Number of Shares Beneficially		6.	Shared Voting Power 1,855,201
Owned by Each Reporting Person With:		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 1,855,201
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,855,201
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 11.04%
12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. G39319101

1.	Names of Reporting Persons. M. Brian Maher
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
		5.	Sole Voting Power 0
Number of Shares Beneficially		6.	Shared Voting Power 1,855,201
Owned by Each Reporting Person With:		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 1,855,201
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,855,201
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 11.04%
12.	Type of Reporting Person (See Instructions) IN, HC

Item 1(a).	Name of Issuer: Global Indemnity plc

Item 1(b).	Address of Issuer's Principal Executive Offices: Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland

Item 2(a).	Name of Person Filing: This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”).

(i)	Essex Equity Joint Investment Vehicle, LLC, a Delaware limited liability company (the “Essex Fund”);

(ii)	Essex Equity Capital Management LLC, a Delaware limited liability company and the investment manager of the Fund (the “Essex Investment Manager”);

(iii)	Basil Maher, a United States citizen (the “First Individual Reporting Person”); and

(iv)	M. Brian Maher, a United States citizen (the “Second Individual Reporting Person”).

The 1,855,201 Shares reported are owned directly by the Essex Fund.  Each of Basil Maher and M. Brian Maher, as a member of the investment committee of the Essex Investment Manager, may be deemed to be a beneficial owner of the Issuer’s securities held by the Essex Fund.

Item 2(b).	Address of Principal Business Office:

The address of the principal business office of (i) the Essex Fund and the Essex Investment Manager is c/o Essex Equity Capital Management,  LLC, 375 Hudson Street, 12th Floor, New York, New York 10014 and (ii) the First Individual Reporting Person and the Second Individual Reporting Person is c/o Essex Equity Capital Management, LLC, 70 South Orange Avenue, Suite 105, Livingston, New Jersey 07039.

Item 2(c).	Citizenship: See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, $0.0001 Par Value (the “Shares”)

Item 2(e).	CUSIP Number:

G39319101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

Not applicable

Item 4.	Ownership:

(a)           Amount Beneficially Owned: See the response(s) to Item 9 on the attached cover page(s).

(b)           Percent of Class:  See the response(s) to Item 11 on the attached cover pages, which was determined by dividing the number of shares beneficially held by the Reporting Persons by 16,810,678, the number of Class A Ordinary Shares outstanding as of December 31, 2011, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 14, 2012.

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 4

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	ESSEX EQUITY JOINT INVESTMENT VEHICLE, LLC By Essex Equity Capital Management, LLC, its Investment Manager

	By:	/s/ JOHN LIU
Name: John Liu
Title: Chief Executive Officer

Dated: February 14, 2012	ESSEX EQUITY CAPITAL MANAGEMENT, LLC

	By:	/s/ JOHN LIU
Name: John Liu
Title: Chief Executive Officer

Dated: February 14, 2012	BASIL MAHER

	By:	/s/ JOHN LIU
Attorney-in-Fact For Basil Maher

Dated: February 14, 2012	M. BRIAN MAHER

	By:	/s/ JOHN LIU
Attorney-in-Fact For M. Brian Maher

  EXHIBIT INDEX

A.	Joint Filing Agreement dated February 14, 2012 by and among Essex Equity Joint Investment Vehicle, LLC, Essex Equity Capital Management, LLC, Basil Maher and M. Brian Maher

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO SECTION 240.13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2012	ESSEX EQUITY JOINT INVESTMENT VEHICLE, LLC By Essex Equity Capital Management, LLC, its Investment Manager

	By:	/s/ JOHN LIU
Name: John Liu
Title: Chief Executive Officer

Dated: February 14, 2012	ESSEX EQUITY CAPITAL MANAGEMENT, LLC

	By:	/s/ JOHN LIU
Name: John Liu
Title: Chief Executive Officer

Dated: February 14, 2012	BASIL MAHER

	By:	/s/ JOHN LIU
Title: Attorney-in-Fact For Basil Maher

Dated: February 14, 2012	M. BRIAN MAHER

	By:	/s/ JOHN LIU
Title: Attorney-in-Fact For M. Brian Maher